UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Macquarie Global Infrastructure Total Return Fund Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

55608D101
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 903,041.9006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 903,041.9006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,041.9006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 903,041.9006
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 903,041.9006
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,041.9006
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 306,644
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 306,644
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 306,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 298,007
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 298,007
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 298,007
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,880
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 297,880
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 208,888
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 208,888
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 208,888
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,463
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,463
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,463
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 55608D101

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 227,351
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 227,351
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 227,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No: 55608D101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 903,041.9006 Shares beneficially owned by WILLC is approximately $14,959,821.  The Shares beneficially owned by WILLC consist of 500 Shares that were acquired with WILLC’s working capital, and 10.9006 Shares held by WILLC that were acquired through the Issuer’s dividend repurchase plan, 306,644 Shares that were acquired with WIHP’s working capital, 298,007 Shares that were acquired with WIAP’s working capital, and 297,880 Shares that were acquired with WITRP’s working capital.

The aggregate purchase price of the 227,351 Shares beneficially owned by BPM is approximately $4,160,868.  The Shares beneficially owned by BPM consist of 208,888 Shares that were acquired with BPIP’s working capital and 18,463 Shares that were acquired with BPP’s working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Lipson advised officers of the Issuer that he was in New York City on September 28th, 2011 and available to meet to discuss a possible resolution to the problem of the Issuer’s excessive discount to Net Asset Value and to discuss the Issuer’s undemocratic by-law provision.  No representative of the Issuer was available to meet with Mr. Lipson at that time.  Mr. Lipson then suggested meeting at some time in the near future but so far the Issuer has made no attempt to respond to Mr. Lipson’s offer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,317,074 Shares outstanding, which is the total number of Shares outstanding as of May 31, 2010, as reported in the Issuer’s Semi-Annual Report to Stockholders on Form N-CSR, filed with the Securities and Exchange Commission on August 5, 2011.

As of the close of business on October 26, 2011, WIHP, WIAP, and WITRP beneficially owned 306,644, 298,007, and 297,880 Shares, respectively, constituting approximately 1.8%, approximately 1.7%, and approximately 1.7%, respectively, of the Shares outstanding.

As the general partner of each of WIHP and WITRP, and the managing member of WIAP, WILLC may be deemed to beneficially own the 902,531 Shares owned in the aggregate by WIHP, WIAP, and WITRP, constituting approximately 5.2% of the Shares outstanding, in addition to the 510.9006 Shares it holds directly.

As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 903,041.9006 Shares beneficially owned by WILLC, constituting approximately 5.2% of the Shares outstanding.

As of the close of business on October 26, 2011, BPIP and BPP beneficially owned 208,888 and 18,463 Shares, respectively, constituting approximately 1.2% and less than 1%, respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 227,351 Shares owned in the aggregate by BPIP and BPP, constituting approximately 1.3% of the Shares outstanding.  As managing members of BPM, each of Messrs. Franzblau and Ferguson may be deemed to beneficially own the 227,351 Shares beneficially owned by BPM, constituting approximately 1.3% of the Shares outstanding.

CUSIP No: 55608D101

Item 5(c) is hereby amended and restated to read as follows:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of the initial Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

SCHEDULE A

Transactions in the Shares Since the Filing of the Initial Schedule 13D

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.

09/12/11	300	15.9885
09/12/11	1,800	15.8713
09/15/11	500	16.5370
09/16/11	1,900	16.6446
09/21/11	1,200	16.0091
09/21/11	800	15.9789
09/22/11	3,700	14.9144
09/22/11	15,900	14.8056
09/26/11	8,000	15.2086
09/28/11	4,700	15.6031
09/29/11	3,200	15.6507
09/29/11	800	15.6085
09/30/11	300	15.3667
10/03/11	1,600	15.1762
10/04/11	400	14.4050
10/06/11	4,800	15.3515
10/06/11	800	15.0585
10/07/11	1,300	15.6061
10/10/11	1,200	15.9508
10/25/11	18,700	16.5285
10/25/11	5,200	16.5087
10/26/11	5,800	16.5107
10/26/11	3,300	16.5013

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

09/12/11	200	15.9885
09/12/11	1,700	15.8714

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

09/15/11	396	16.5396
09/16/11	1,800	16.6448
09/21/11	1,200	16.0091
09/21/11	761	15.9792
09/22/11	3,600	14.9144
09/22/11	15,933	14.8056
09/28/11	4,600	15.6031
09/29/11	800	15.6085
09/29/11	3,200	15.6507
09/30/11	300	15.3667
10/03/11	1,600	15.1762
10/04/11	400	14.4050
10/06/11	4,800	15.3515
10/06/11	800	15.0585
10/07/11	1,300	15.6061
10/10/11	1,200	15.9508
10/25/11	18,700	16.5285
10/25/11	5,200	16.5087
10/26/11	5,800	16.5107
10/26/11	3,300	16.5013

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

09/12/11	300	15.9885
09/12/11	1,700	15.8714
09/15/11	500	16.5370
09/16/11	1,900	16.6446
09/21/11	1,200	16.0091
09/21/11	800	15.9789
09/22/11	3,700	14.9144
09/22/11	15,900	14.8056
09/28/11	4,581	15.6031

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

09/29/11	3,175	15.6507
09/29/11	700	15.6085
09/30/11	274	15.3683
10/03/11	1,700	15.1760
10/04/11	450	14.4036
10/06/11	5,000	15.3515
10/06/11	700	15.0585
10/07/11	1,400	15.6059
10/10/11	1,239	15.9506
10/25/11	18,739	16.5285
10/25/11	5,054	16.5087
10/26/11	5,662	16.5107
10/26/11	3,385	16.5013

WESTERN INVESTMENT LLC

09/30/11	6.0837	--	*

* Shares acquired pursuant to the Issuer’s dividend repurchase plan.